Exhibit 4.5

FORM OF KMART HOLDING CORPORATION
RESTRICTED SHARE AGREEMENT

     RESTRICTED SHARE AGREEMENT, entered into as of [October 18], 2004, between Kmart Holding Corporation, a Delaware corporation (“Holding”), and Aylwin Lewis (the “Executive”), an employee of Kmart Management Corporation, a Michigan corporation (the “Company”);

     WHEREAS, the Company, Holding, and the Executive have entered into an employment agreement dated as of the 18th day of October, 2004 (the “Employment Agreement”), pursuant to which, among other things, the Company and Holding have determined that, as an inducement material to the Executive’s agreement to enter into employment with the Company, in satisfaction of certain of the Company’s and Holding’s obligations under Section 7 of the Employment Agreement, the Executive should be granted restricted shares of Holding’s common stock, par value $.01 (the “Common Stock”);

     WHEREAS, Holding desires to grant such restricted shares to the Executive;

     NOW, THEREFORE, in consideration of the mutual covenants hereinafter set forth and for other good and valuable consideration, the parties hereto do hereby agree as follows:

     1. Capitalized Terms. Capitalized terms not defined herein shall have the definitions ascribed to such terms in the Employment Agreement.

     2. Grant. Pursuant to Section 7 of the Employment Agreement, the Executive is hereby granted, effective as of the Effective Date (the “Grant Date”) and subject to the terms and conditions of this Agreement,       shares of restricted Common Stock [number of shares having a Fair Market Value of $4,500,000 on the Effective Date] (the “Restricted Shares”).

     3. Shareholder Approval. This grant of Restricted Shares is subject to the approval by Holding’s shareholders, in a manner satisfying the requirements of Section 162(m)(4)(C) of the Internal Revenue Code of 1986, as amended, of the grant and of the performance goals set forth in Section 5(b) below. To the extent that such approval is not obtained, the Restricted Shares shall be forfeited by the Executive, and ownership transferred back to Holding.

     4. Issuance of Stock. The Restricted Shares shall be held in the custody of Holding or its designee for the Executive’s benefit. The Restricted Shares shall be subject to the restrictions described herein. The Restricted Shares shall bear appropriate legends with respect to the restrictions described herein.

     5. Vesting; Effect of Termination of Employment.

     (a) Subject to Section 3 above, the Restricted Shares shall be eligible to become vested in four installments (each an “Installment”) of Common Stock, as set forth below, with each of the first three Installments consisting of       Restricted Shares [number of shares that had a Fair Market Value on the Effective Date of $1,000,000 (rounded to the nearest whole number of shares)], and the fourth such Installment representing the remaining balance of the Restricted Shares.

     (b) Each Installment shall vest as of the later of (i) the last day of the first Fiscal Year, of Fiscal Years 2005 through 2008, during which the Performance Goal is met and (ii) the last day of Fiscal Years 2005, 2006, 2007 and 2008, in the case of the first, second, third and fourth Installments, respectively; provided that the Executive is employed by the Company or a subsidiary or affiliate thereof as the relevant vesting date. If the Restricted Stock does not vest on or before the last day of Fiscal Year 2008, it shall thereupon be forfeited. The “Performance Goal” will be considered to have been met if, for any of Fiscal Years 2005 through 2008, either the Company’s earnings before interest, taxes, depreciation and amortization, as reported in its audited financial statements for such Fiscal Year, equals or exceeds $100,000,000, or the Company realizes gross proceeds from sales of real estate equal to or greater than $50,000,000.

     (c) Notwithstanding the foregoing, in the event the Executive’s employment is terminated during the Employment Term (i) by the Company without Cause, (ii) as a result of the Executive’s Disability or death, or (iii) by the Executive by reason of a Constructive Termination, any Installment of the Restricted Shares that has not yet vested shall become immediately vested and free of restriction as of the date of such termination of employment.

     6. Restrictions.

     (a) No portion of the Restricted Shares or rights granted hereunder may be sold, transferred, assigned, pledged or otherwise encumbered or disposed of by the Executive until such portion of the Restricted Shares becomes vested in accordance with Section 5 of this Agreement, and any purported sale, transfer, assignment, pledge, encumbrance or disposition shall be void and unenforceable against Holding. The period of time between the Grant Date and the date all Restricted Shares become vested is referred to herein as the “Restriction Period.”

     (b) If the Executive’s employment with the Company terminates for any reason which does not result in vesting of the Restricted Shares as provided in Section 3 above, the balance of the Restricted Shares subject to the provisions of this Agreement which have not vested at the time of the Executive’s termination of employment shall be forfeited by the Executive, and ownership transferred back to Holding.

     7. Executive Shareholder Rights. During the Restriction Period, the Executive shall have all the rights of a shareholder with respect to the Restricted Shares except for the right to transfer the Restricted Shares, as set forth in Section 6 of this Agreement. Accordingly, the Executive shall have the right to vote the Restricted Shares and to receive any cash dividends paid to or made with respect to the Restricted Shares, provided, however, that dividends paid, if any, with respect to those Restricted Shares that have not vested at the time of the dividend payment shall be held in the custody of Holding and shall be subject to the same restrictions that apply to the corresponding Restricted Shares; provided, further, that if such a restriction on dividends would be subject to the tax imposed under the provisions of Section 409A of the Code, such dividends shall be paid to the Executive immediately and shall not be subject to the same restrictions that apply to the corresponding Restricted Shares.

     8. Changes in Stock. In the event of (a) a stock dividend, stock split, reverse stock split, share combination, or recapitalization or similar event of or by Holding (each, a “Share Change”), or (b) a merger, consolidation, acquisition of property or shares, separation, spinoff, reorganization, stock rights offering, liquidation, disaffiliation, or similar event of or by Holding (each, a “Corporate Transaction”), in each case, affecting the Common Stock, the Committee or the Board may in its discretion make such substitutions or adjustments as it deems appropriate and equitable to adjust the number and kind of Restricted Shares. In the case of Corporate Transactions, (x) unless otherwise determined by the Committee, if the Corporate Transaction results in shareholders of Common Stock receiving cash, securities, property, or any combination thereof in exchange for each share of Common Stock, such consideration being exchanged for each share of Common Stock shall be substituted for each Restricted Share subject to this Agreement, and (y) the Committee may in its discretion make such alternative or additional substitutions or adjustments as it deems appropriate and equitable, including, without limitation, (i) the cancellation of the Restricted Shares in exchange for payments of cash, property or a combination thereof having an aggregate value equal to the value of the Restricted Shares, as determined by the Committee or the Board in its sole discretion (it being understood that in the case of a Corporate Transaction with respect to which shareholders of Common Stock receive consideration other than equity securities of the ultimate surviving entity, any such determination by the Committee that the value of the Restricted Shares shall for this purpose be deemed to equal the value of the consideration being paid for each share of Common Stock pursuant to such Corporate Transaction shall conclusively be deemed valid); and (ii) the substitution of other property (including, without limitation, cash or other securities of Holding and securities of entities other than Holding) for the Restricted Shares. The determination of the Committee regarding any adjustment shall be final and conclusive.

     9. Taxes. No later than the date as of which an amount first becomes includible in the gross income of the Executive for federal income tax purposes with respect to any Restricted Shares, the Executive shall pay to Holding, or make arrangements satisfactory to Holding regarding the payment of, all federal, state, local and foreign taxes that are required by applicable laws and regulations to be withheld with respect to such amount. The Executive may direct Holding, to the extent permitted by law, to deduct any such taxes from any payment otherwise due to the Executive, including the delivery of the Restricted Shares that gives rise to the withholding requirement.

     10. Notices. Any notices required or permitted hereunder shall be addressed to Holding at its corporate headquarters, attention: General Counsel, or to the Executive at the address then on record with Holding, as the case may be, and deposited, postage prepaid, in the

United States mail. Either party may, by notice to the other given in the manner aforesaid, change his/her or its address for future notices.

     11. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to its conflict of laws principles.

     12. Successor. This Agreement shall bind and inure to the benefit of Holding, its successors and assigns, and the Executive and his or her personal representatives and assigns.

     13. Amendment. This Agreement may be amended or modified at any time by an instrument in writing signed by the parties hereto.

     14. Certificates. Certificates representing the Restricted Shares as originally or from time to time constituted shall bear the following legend:

     The Shares represented by this stock certificate have been granted as restricted stock under a Restricted Share Agreement between the registered holder of these Shares and Holding. The Shares represented by this stock certificate may not be sold, exchanged, assigned, transferred, pledged, hypothecated or otherwise encumbered or disposed of until the restrictions set forth in the Restricted Stock Agreement between the registered holder of these Shares and Holding shall have lapsed.

     As soon as administratively practicable after the lapsing of the restrictions with respect to any Restricted Shares, Holding shall deliver to the Executive or his or her personal representative, in book-entry or certificate form, the formerly Restricted Shares that do not bear any restrictive legend making reference to this Agreement. Such Shares shall be free of restrictions, except for any restrictions required under Federal securities laws.

     15. Laws and Regulations. No shares of Common Stock shall be issued under this Agreement unless and until all legal requirements applicable to the issuance of such shares have been complied with to the satisfaction of the Committee. The Committee shall have the right to condition any issuance of shares of Common Stock to the Executive hereunder on the Executive’s undertaking in writing to comply with such restrictions on the subsequent disposition of such shares as the Committee shall deem necessary or advisable as a result of any applicable law or regulation.

     16. Registration. As of the date of shareholder approval of this grant, Holding shall, at its expense, cause issuance of the Restricted Shares and the resale thereof to be registered under the Securities Act of 1933, as amended, and registered or qualified under applicable state law, to be freely resold. Holding shall thereafter use its best efforts to maintain the effectiveness of such registration and qualification for so long as the Executive holds the Restricted Shares (or any portion thereof) or any of the shares of Common Stock that were previously Restricted Shares, or until such earlier date as such Restricted Shares and shares of Common Stock, as applicable, may otherwise be freely sold under applicable law.

     17. Miscellaneous.

     (a) Holding shall not be required (i) to transfer on its books any Restricted Shares which shall have been sold or transferred in violation of any of the provisions set forth in this Agreement, or (ii) to treat as owner of such shares or to accord the right to vote as such owner or to pay dividends to any transferee to whom such shares shall have been so transferred.

     (b) This Agreement shall not be construed so as to grant the Executive any right to remain in the employ of the Company.

     (c) This Agreement may be executed in counterparts, which together shall constitute one and the same original.

     IN WITNESS WHEREOF, Holding has caused this Agreement to be duly executed by its officer thereunder duly authorized and the Executive has hereunto set his hand, all as of the day and year first set forth above.

KMART HOLDING CORPORATION

Name:
Title:

ACCEPTED:

The undersigned hereby acknowledges having read this Nonqualified Stock Option Agreement and hereby agrees to be bound by all provisions set forth herein.

Executive